SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, D.C. 20549

                                       FORM 11-K

                     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                             SECURITIES EXCHANGE ACT OF 1934

                        For the fiscal year ended May 31, 1997
                            Commission file number 0-5131

                Art's Way Manufacturing Co., Inc. 401(k) Savings Plan
                              (Full title of the plan)

                          Art's Way Manufacturing Co., Inc.
                               (Issuer of securities)

                         P.O. Box 288, Armstrong.  IA 50514
                       (Address of principal executive office)


                                Required Information

Enclosed are the plan financial statements and schedules as of May 31, 1997 and 1996 and for each of the years in the three year period ended
May 31, 1997 prepared in accordance with financial reporting requirements of ERISA.

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

1/6/98          Art's-Way Manufacturing Co., Inc. 401 (k) Savings Plan
(Date)                             (Name of Plan)


                                       /s/ William T. Green
                                           Executive Vice President

KPMG Peat Marwick LLP
	Two Central Park Plaza	     Telephone 402/348-1450
	Suite 1501                   Telefax 402/348-0152
	Omaha, NE 68102




                       CONSENT OF INDEPENDENT AUDITORS



The Board of Directors
Art's-Way Manufacturing Co., Inc.:


We consent to the use of our report, dated October 10, 1997, on the financial statements of Art's-Way Manufacturing Co., Inc. Savings Plan and the related financial statement schedules as of May 31, 1997 and 1996 and for each of the years in the three-year period ended
May 31, 1997 included herein.

                                    KPMG Peat Marwick LLP


Omaha, Nebraska
December 22, 1997



                      ART'S-WAY MANUFACTURING CO., INC.
                                  SAVINGS PLAN
                 Financial Statements and Supplemental Schedules
                               May 31, 1997 and 1996
                   (With Independent Auditors' Report Thereon)



ART'S-WAY MANUFACTURING CO., INC.
SAVINGS PLAN

INDEX
                                                           Page

Independent Auditors' Report	                               1

Financial Statements:

   Statements of Net Assets Available for Benefits	         2

   Statements of Changes in Net Assets Available for
    Benefits with Fund Information                          3

Notes to Financial Statements:

    1. Significant Accounting Policies	                     6

    2. Plan Description                                     7

    3. Plan Termination                                     9

    4. Investments                                          9

    5. Net Assets Available for Benefits                    9


Supplemental Schedules:

    I - Item 27a - Assets Held for Investment Purposes     10

    2 - Item 27d - Reportable Transactions                 11




KPMG Peat Marwick LLP
Two Central Park Plaza
Suite 1501
Omaha, NE 68102


                         Independent Auditors' Report

Plan Administrator of Art's-Way
   Manufacturing Co., Inc. Savings Plan:

We have audited the financial statements of Art's-Way Manufacturing
Co., Inc. Savings Plan as of May 31, 1997 and 1996, and for each of the years in the three-year period ended May 31, 1997, as listed in the accompanying index. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Art's-Way Manufacturing Co., Inc. Savings Plan as of May 31, 1997 and 1996, and the changes in net assets available for benefits for each of the years in the three-year period ended May 31, 1997 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. The supplemental schedules and Fund
Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                     KPMG Peat Marwick LLP
October 10, 1997



ART'S-WAY MANUFACTURING CO., INC.
SAVINGS PLAN

Statements of Net Assets Available for Benefits
May 31, 1997 and 1996

           		                                      1997	        1996
Assets:
  Investments:
  Principal Mutual Life Insurance Company -
   deposit contract,
   at contract value (cost: 1997, $3,838,885;
   1996, $3,952,003) 	                           $3,838,885    3,952,003

   At fair value (note 1):
   Money Market Fund (cost: 1997, $66,856;
    1996, $34,835)	                                  70,103       35,499

   Shares of registered investment companies:
   Washington Mutual Investment Fund
   (cost: 1997, $1,403,662; 1996, $1,105,487)      2,246,527    1,641,504

   Income Fund of America (cost: 1997, $842,612;
     1996, $726,012)                               1,044,876      864,975

   U. S. Government Fund (cost: 1997, $144,102;
     1996, $174,295)	                                140,097      168,061

   Art's-Way Common Stock Fund
     (cost: 1997, $249,531;
	    1996, $168,374)	                                310,904      147,392

   Participant loans, at unpaid balance              148,377       93,964

Net assets available for benefits (note 2)        $7,799,769    6,903,398

See accompanying notes to financial statements.

                                     2


ART'S-WAY MANUFACTURING CO., INC.
SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits with Fund Information

Years ended May 31, 1997, 1996 and 1995

		        Principal
		        Life
		        Ins.          Washington Income	         Art's-Way
		        Co.      Money   Mutual    Fund   U. S.  Common
     	    Deposit  Market  Inv.      of     Gov't  Stock     Loan
	1997	    Contract Fund    Fund    America  Fund   Fund      Fund    Total

Additions to net assets
 attributed to:
Investment income(loss):
Net appreciation
 (depreciation)
in fair value of
 investments
        $   -       -     97,164    1,685      -    83,303    -      182,152
Interest income
         244,379  3,192     -         -      1,174    -     11,663   260,408
Dividend income
            -       -     47,848   34,582    9,098    -       -       91,528
Capital gains
            -       -    347,472   68,058      -      -        -      415,530

Net investment
 income (loss)
         244,379  3,192  492,484  104,325   10,272   83,303   11,663  949,618

Contributions:
Employer   -       -       -          -         -      -        -        -
Employee 90,326  1,881    58,707    33,237     6,382  8,664     -    199,197

Total contributions
         90,326  1,881    58,707    33,237     6,382  8,664     -    199,197

 Interfund transfers,
  net (261,576) 42,255    72,277    54,693   (23,907) 73,508  42,750     -

Total additions
         73,129 47,328   623,468   192,255    (7,253) 165,475 54,413 1,148,815

Deductions from net
 assets attributed to:
 Administrative
  expenses
           2,891    48     225      -         -       -        -       3,164
 Benefits paid to
  participants
    	    183,356 12,676 18,220    12,354    20,711    1,963    -     249,280

Total deductions
         186,247 12,724 18,445    12,354    20,711    1,963    -     252,444

Net increase
   (decrease)
       (113,118) 34,604 605,023  179,901   (27,964) 163,512  54,413  896,371

Net assets available for
 benefits:
Beginning of year
       3,952,003 35,499 1,641,504  864,975  168,061 147,392  93,964 6,903,398

End of year
      $3,838,885 70,103 2,246,527 1,044,876 140,097 310,904 148,377 7,799,769

                                                             (Continued)
                                             3


ART'S-WAY MANUFACTURING CO., INC.
SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits with Fund Information, Continued

      Principal
		    Life
		    Ins.          Washington Income	        Art's-Way
		    Co.     Money   Mutual    Fund   U. S.  Common
		    Deposit Market  Inv.      of     Gov't  Stock     Loan
	1996 Contract Fund   Fund    America  Fund   Fund      Fund    Total


Additions to net assets
 attributed to:
Investment income (loss):
Net appreciation
 (depreciation)
in fair value of
   investments
	 $   -      -    250,317   85,966      -    (22,319)   -      313,964
Interest income
   261,212  7,801     -        -        232      -       -     269,245
Dividend income
      -     -      42,621   44,691  12,039      -       -       99,351
Capital gains
      -     -      73,196    9,412    -         -       -       82,608

Net investment
   income (loss)
  261,212  7,801  366,134  140,069  12,271   (22,319)   -      765,168

Contributions:
Employer
    1,339    -        398      284     111        25    -        2,157
Employee
   77,978   509    40,165   30,956  12,247     3,831    -      165,686

Total
 contributions
   79,317   509    40,563   31,240  12,358     3,856    -      167,843

 Interfund transfers,
  net
   84,024 73,024 (142,639)(148,996)(17,464)   58,087   93,964      -

Total additions
  424,553 81,334  264,058   22,313   7,165    39,624   93,964   933,011

Deductions from net
 assets attributed to:
 Administrative
  expenses
      240     23     -        -        -        -        -          263
 Benefits paid to
  participants
  252,208 146,362   43,597   11,093    8,958      38     -       462,256

Total deductions
  252,448 146,385   43,597   11,093    8,958      38    	-       462,519

Net increase
   (decrease)
  172,105 (65,051) 220,461   11,220   (1,793)  39,586   93,964   470,492

Net assets
 available
 for benefits:
Beginning
 of year
 3,779,898 100,550 1,421,043 853,755  169,854  107,806     -    6,432,906

End of year
$3,952,003  35,499 1,641,504 864,975  168,061  147,392  93,964  6,903,398

                                                                 (Continued)

                                4


ART'S-WAY MANUFACTURING CO., INC.
SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits with
Fund Information, Concluded

                 Principal
		               Life
		               Ins.          Washington Income	        Art's-Way
		               Co.     Money   Mutual    Fund   U. S.  Common
		               Deposit Market  Inv.      of     Gov't  Stock
	1995            Contract Fund   Fund    America  Fund   Fund     Total

Additions to net assets
  attributed to:
Investment income (loss):
Net appreciation
  (depreciation)
in fair value of
   investments	 $   -      -    153,149   66,102      -  (68,635)    150,616
Interest income   239,390 11,861 29,470    3,240      -     -        283,961
Dividend income      -      -       -        -        94     -            94
Capital gains       -      -     42,473   40,375  12,813     -        95,661

Net investment
   income (loss)  239,390 11,861 225,092  109,717 12,907  (68,635)   530,332

Contributions:
Employer           79,005 31,073  34,815   21,381    405      112    166,791
Employee          110,397 41,154  55,761   33,804    (55)     (18)   241,043

Total
 contributions    189,402 72,227  90,576   55,185    350       94    407,834

  Interfund transfers,
     net        (391,801) 30,737 132,639  203,836 (21,814)  46,403      -

Total additions   36,991 114,825 448,307  368,738  (8,557) (22,138)  938,166

Deductions from net
 assets attributed to:
 Administrative
  expenses          182       31    -        -        -        -         213
 Benefits paid to
  participants 	227,795   55,094  39,511      542     -        -     322,942

Total
 deductions     227,977   55,125  39,511      542     -        -     323,155

Net increase
   (decrease)  (190,986)  59,700 408,796  368,196  (8,557) (22,138)  615,011

Net assets
 available for
 benefits:
Beginning
 of year      3,970,884  40,850 1,012,247 485,559  178,411 129,944 5,817,895

End of year  $3,779,898 100,550 1,421,043 853,755  169,854 107,806 6,432,906


See accompanying notes to financial statements

                                      5


ART'S-WAY MANUFACTURING CO., INC.
SAVINGS PLAN

Notes to Financial Statements

May 31, 1997 and 1996

(1)  Significant Accounting Policies

(a) Nature of Operations

Art's-Way Manufacturing Co., Inc. (the Company) is a manufacturer of specialized farm machinery, equipment, garden and recreational products which it markets under its own and private labels.

(b) Basis of Presentation

The accompanying financial statements of the Art's-Way Manufacturing Co., Inc. Savings Plan (the Plan) have been prepared on the accrual basis of accounting and present the net assets available for benefits and changes in those net assets in accordance with generally accepted accounting principles.

(c) Investment Valuation and Income Recognition

Investments in securities (funds) are stated at fair value which is based on quoted market prices. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.

The Plan entered into a fully benefit-responsive investment contract with Principal Mutual Life Insurance Company (Sponsor). The contract is included in the financial statements at contract value as reported to the plan by the Sponsor because it is fully benefit responsive. The Sponsor maintains the contributions in a pooled account. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals. The account is credited with earnings based on rates established annually by the Sponsor, and there are no administrative expenses deducted from the investment contract.

Purchase and sale of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(d) Administrative Expenses

Substantially all of the administrative fees and expenses of the Plan are paid for by the Company.

(e) Payment of Benefits

Benefits are recorded when paid.

(f) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

(g) Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated August 16,1993 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                                6


                           (Continued)

ART'S-WAY MANUFACTURING CO., INC.
SAVINGS PLAN

Notes to Financial Statements

(2)  Plan Description

The following is a summary of the Plan. The more significant Plan provisions are addressed below. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution investment plan sponsored and administered by the Company for its employees. Management believes the Plan is in compliance with the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Under terms of the Plan, an employee becomes eligible to participate after receiving credit for six months of service, as defined.

(b) Participant Contributions

Upon enrollment in the Plan, a participant may direct employee contributions in any of the six investment options. A participant may make deductible voluntary contributions of not less than 4% under a salary deferral agreement. The Plan also provides for rollovers of lump-sum distributions by participants from certain individual retirement accounts or a qualified 401(k) plan and they may change their investment options quarterly.

(c) Employer Contributions

The employer will make matching contributions at a discretionary percent and, at its sole discretion, may make discretionary contributions.

When the employer makes a matching contribution, it is added to the accounts of those participants who have made voluntary contributions for the year as noted above. The matching contribution under the Plan shall be equal to a discretionary percentage of the participant's salary reductions as determined by the employer.

The employer's discretionary contribution is shared by all Plan members, whether or not they have made voluntary contributions, based on the member's compensation compared to all participants' combined compensation and years of service.

(d) Participant Accounts

Each participant's account is credited with the participant's contributions, the Company's matching contributions and an allocation of the Plan's net increase in net assets available for benefits corresponding to the participant's investment elections. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Forfeitures are credited to participant accounts based on a specified formula.

(e) Vesting

Participants' voluntary contributions are immediately vested. Vesting in the remainder of their accounts is based on credited years of service, as defined. A participant is 100% vested after six credited years of service.

                                                             (Continued)
                              7


ART'S-WAY MANUFACTURING CO., INC.
SAVINGS PLAN

Notes to Financial Statements

(f) Participant Loans

Effective April 1, 1996, the Plan allows employees who have at least six months of service to borrow a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loans bear interest at a percentage equal to the Sponsor's revolving credit facility plus 1% (9.25% to 9.50% at May 31, 1996), and are valued at the unpaid balance which approximates fair market value. Loans are secured by the participant's account balance and are scheduled for repayment by payroll deduction from one-to-five years. Loan transactions are treated as a transfer to (from) the loan fund from (to) the investment funds.

(g) Payment of Benefits

During an employees' active career with the Company, part or all of a participant's contributions and fund earnings may be withdrawn due to hardship and based on Plan limitations. Such hardship withdrawals are permitted when conditions as specified by the Plan are met and are subject to limits allowed by law.

Upon termination, disability, retirement or death, all amounts attributed to a participant's account may be withdrawn. The accumulated balances are generally distributed in the form of a lump-sum settlement unless an election for installment payments has been made by the employee prior to retirement or death.

(h) Investment Options

Upon enrollment in the Plan, a participant may direct employee and employer contributions in any of the six investment options:

       - Principal Life Insurance Company - deposit contract - funds are invested in an investment contract with the Sponsor. The objective of this fund is the preservation of capital. Contributions are guaranteed an interest rate for a specified period of time.

       - Money Market Fund - funds are invested with the Sponsor in a pooled separate account that includes high quality commercial paper. The objective of this fund is the preservation of capital.

       - Washington Mutual Investment Fund - funds are invested in shares of a registered investment company that invests mainly in common stocks. The fund's objective is current income and capital growth.

       - Income Fund of America - funds are invested in shares of a registered investment company that invests mainly in common stocks and corporate and government bonds. The fund's objective is current income and, secondarily, growth of capital.

       - US. Government Fund - funds are invested in shares of a registered investment company that invests mainly in government-backed securities. The fund's objective is current income with a preservation of capital.

       - Art's- Way Common Stock Fund - funds are invested in common stock of the Company.

Participants may change their investment options quarterly and may invest in more than one investment option. The number of employees participating in each investment fund is unavailable from the Sponsor.

                                                           (Continued)
                               8


ART'S-WAY MANUFACTURING CO., INC.
SAVINGS PLAN

Notes to Financial Statements

(3)  Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(4)  Investments

The cost and fair value of the investments maintained by the Plan are as follows:

	Name of issuer		                      1997	                1996
	and title of issue	               Cost   	Fair value   Cost     Fair value

  Principal Mutual Life Insurance
   Company - deposit contract	  $ 3,838,885	3,834,421  3,952,003   3,952,003
  Money Market Fund	                 66,856	   70,103     34,835      35,499
  American Funds Group:
  Washington Mutual
    Investment Fund                1,403,662	2,246,527  1,105,487   1,641,504
  Income Fund of America	            842,612	1,044,876    726,012     864,975
  U.S. Government Fund               144,102	  140,097    174,295     168,061
  Art's-Way Common Stock Fund        249,531	  310,904    168,374     147,392
  Participant loans	                 148,377	  148,377     93,964      93,964

       	                         $ 6,694,025 	7,795,305  6,254,970   6,903,398


(5)  Net Assets Available for Benefits

The following is a reconciliation of net assets available for benefits according to the financial statements to Form 5500 at May 31, 1997 and 1996:

                                                  1997      1996

Net assets available for benefits per the
financial statements	                        $ 7,799,769 	 6,903,398
Decrease in fair value of insurance contract	     (4,464)	   (22,654)

Net assets available for benefits per
 Form 5500	                                  $ 7,795,305 	 6,880,744


                                   9


ART'S-WAY MANUFACTURING CO., INC.                                Schedule I
SAVINGS PLAN

Item 27a - Assets Held for Investment Purposes
May 31, 1997 and 1996
                    			                1997			                  1996
		                                Cost	    Fair value	     Cost     Fair value

Principal Mutual Life Insurance
 Company - deposit contract    $3,838,885   3,834,421    3,952,003   3,952,003

Money Market Fund                  66,856      70,103	      34,835      35,499
American Fund Groups:
Washington Mutual
 Investment Fund                1,403,662   2,246,527    1,105,487   1,641,504
Income Fund of America            842,612   1,044,876      726,012     864,975
U.S. Government Fund              144,102     140,097      174,295     168,061
Art's-Way Common Stock Fund*      249,531     310,904      168,374     147,392
Participant loans                 148,377     148,377       93,964      93,964

              		               $6,694,025   7,795,305     6,254,970   6,903,398


*Party in interest

See accompanying independent auditors' report.

                                            10


ART'S-WAY MANUFACTURING CO., INC.                              Schedule 2
SAVINGS PLAN

Item 27d - Reportable Transactions

May 31, 1997 and 1996


             		                    Purchase   Selling    Cost of     Net
	Description of assets	             price 	   price	      asset    gain (loss)

		         Year ended May 31,1997

Principal Financial Group:
  Guaranteed Interest Fund          $528,991      -       528,991     -
  Guaranteed Interest Fund              -      878,523    878,523     -
  Washington Mutual Investment Fund  372,586      -	      372,586  	  -
  Washington Mutual Investment Fund    -       115,035     74,412   40,623

		        Year ended May 31, 1996

Principal Financial Group:
  Guaranteed Interest Fund        $1,308,196      -     1,308,196     -
  Guaranteed Interest Fund             -    1,385,114   1,385,114     -
  Washington Mutual Investment Fund  246,245     -      	 246,245	    -
  Washington Mutual Investment Fund    -      274,783     195,228  	79,555


See accompanying independent auditors' report.